UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 25 February 2021

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.com

GOLD FIELDS WELCOMES NERSA APPROVAL OF SOUTH DEEP SOLAR PLANT

Johannesburg, 25 February 2021: Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) welcomes the electricity generation licence approved today by the National Energy Regulator of South Africa (NERSA) for the construction of a 40MW solar power plant at its South Deep mine.

The acting CEO of NERSA now has to authorise the license, a decision that should be forthcoming over the next two weeks. All the regulatory approvals to proceed with the project are then in place.

Gold Fields will update its definitive costings and finalise all the required internal processes to commence the project as soon as possible. The solar plant has the potential to provide around 20% of South Deep's average electricity consumption.

Says Nick Holland, Gold Fields' CEO: "The solar power plant will increase the reliability and affordability of power supply to South Deep, ultimately enhancing the long-term sustainability of the mine.

"The approval of this licence sends a strong, positive message to mining companies and their investors, potentially leading to decisions being taken to sustain and grow mining operations in the country, especially in deep-level, underground, marginal mines. Enabling companies to generate their own power also gives Eskom room to address operational issues at its power plants."

Gold Fields' energy objectives are based on four pillars – energy must be reliable, available, cost-effective and clean – which promote a shift to self-generation using renewable energy sources. "We are fully committed to making our contribution towards net-zero emissions," says Holland.

During 2020, Gold Fields successfully implemented solar and wind power plants, backed by battery storage, at two of its Australian mines, Agnew and Granny Smith, and committed to renewables at its other Australian mines, Gruyere and St Ives, as well as the Salares Norte project in Chile when it starts operations in 2023. All its other mines are also reviewing renewable energy options.

Investor Enquiries

Avishkar Nagaser
Tel   +27 11 562 9775
Mobile   +27 82 312 8692
email   Avishkar.Nagaser@
          goldfields.com

Thomas Mengel
Tel   +27 11 562 9849
Mobile   +27 72 493 5170
email   Thomas.Mengel@
          goldfields.com

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile   +27 83 260 9279
email   Sven.Lunsche@
          goldfields.com

Directors: C A Carolus (Chair), N J Holland[†**] (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani [#],
P J Bacchus[†], T P Goodlace, C E Letton^, P Mahanyele –Dabengwa, R P Menell. S P Reid^, Y G H Suleman
^Australian, [†]British, [#]Ghanaian, ** Executive Director
Company Secretary: A Weststrate

Since full commissioning of the Agnew microgrid, renewable electricity averages over 55% of total supply at the mine. During 2020, renewable electricity averaged 8% for the Australia region and 3% of total Group electricity. Once the South Deep project is commissioned, renewable's contribution to the Group total will rise to approximately 11%.

Holland says: "We expect our investment in renewable and low-carbon energy sources to contribute significantly to our carbon emission reductions over the next few years. Power from the South Deep solar plant will partially replace coal-fired electricity from Eskom, enabling us to significantly reduce our Scope 2 carbon emissions."

Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email: Avishkar.Nagaser@goldfields.com

Thomas Mengel
Tel: +27 11 562-9849
Mobile: +27 72 493 5170
Email: Thomas.Mengel@goldfields.com

Media

Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email: Sven.Lunsche@goldfields.com

ends

Notes to editors

About Gold Fields

Gold Fields is a globally diversified gold producer with nine operating mines in Australia, Peru, South Africa and West Africa (including the Asanko JV), as well as one project in Chile. We have total attributable annual gold-equivalent production of 2.2Moz, attributable gold-equivalent Mineral Reserves of 51.3Moz and Mineral Resources of 115.7Moz. Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New York Stock Exchange (NYSE).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 25 February 2021

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer